11/14

03037513

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cue Energy Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED NOV 25 2003 THOMSON FINANCIAL

FILE NO. 82- 34692 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/18/03





ANNUAL REPORT **2003**

CONTENTS

Photos courtesy of Santos Ltd and Chevron Niugini Ltd

HIGHLIGHTS OF THE YEAR

- Plan of development for Oyong submitted
- Gas Sales contract for Oyong Gas signed
- Ongoing Oil Production in Papua New Guinea
- Continued Profitability

AUSTRALIA

EP 363

* Apache 73.60%
Kufpec 12.79%
Tap 13.61%
Cue 10% option

INDONESIA

Sampang PSC

* Santos 45%
elpaso 40%
Cue 15%

* Operator

PAPUA NEW GUINEA

PDL 3

SHP 40.149650%
Orogen 20.5%
Oil Search 15.859740%
* Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%

PPL 189 (APPL 229) PRL 9

* Santos 42.553%
Oil Search 42.553%
Cue 14.894%

PPL 190

* Santos 31.278%
Oil Search 31.278%
Murray 26.497%
Cue 10.947%

PRL 8

* Oil Search 44.64%
Mosaic 28.57%
Gedd 16.07%
Cue 10.72%



MALAYSIA
INDONESIA
IRIAN JAYA
PAPUA NEW GUINEA
AUSTRALIA
NEW ZEALAND

The year 2002-3 has again been a profitable one for your company. We made an after tax profit of $0.7M, an operating profit of $1.1M. Our cash reserves at year end stand at a healthy $4.2M and we are debt free.





We have continued to fund the business from SE Gobe production cash flow and have not had to seek any new equity capital.

Although the current year result is behind the 2002 result, one must remember that result included a significant capital profit from the sale of our Yolla gas field interest.

In addition, the current year's result incorporates lower production barrels from SE Gobe due to the natural decline in the field production rate.

We sold our 138,618 barrels share of production at an average of US$28.82 per barrel. The continuing high oil prices have partially helped counteract the natural decline of the Gobe production rate. Oil prices have remained firm and are materially assisting our ability to fund the business of the company. We do not hedge either oil prices or currency price exposure.

Steady progress has been achieved on the development of the Oyong oil and gas field in the Sampang PSC offshore East Java, Indonesia. A plan of development has been submitted to the Government by Cue and our joint venture partners, Santos and elpaso. A gas sales agreement has been signed with PT Indonesia Power to supply the total gas production of the field to their electricity generation plant at Grati in eastern Java. First oil and gas production is expected in 2005.

We are conducting further drilling in the Sampang area with the spud of the Mangga well on 27 September. Mangga has the potential to contain similar volumes of hydrocarbons to Oyong. Infill 2D seismic has also been run over several other Sampang drilling targets and further wells are a strong possibility. We have been active in assessing new exploration opportunities in Indonesia. We bid with Santos for an offshore block in the 2003 bid round but were unsuccessful.

In Papua New Guinea, our other core business area, we participated in the small Bilip-1 oil discovery. Options to develop this discovery are still being evaluated. Our Kimu gas field interest is being assessed for potential methanol production feedstock. Oil Search, the PNG Government, Mitsubishi Gas Chemical Company and Itochu Corporation of Japan are investigating the possible options to commercialise gas fields like Kimu. If this were to progress to a commercial outcome, the value upside for Cue is significant.

Cue has been active on the acquisition front. In 2003 we made a serious bid for ChevronTexaco's PNG interests but were outbid by Oil Search who paid US$96.6M for the assets and business. We have also continued to assess exploration acreage offerings and plan to continue to do so.

Your company, although small, has useful production to fund growth, has cash reserves, no debt, an oil and gas development at Oyong and a number of promising exploration opportunities. Your Board and management are totally focussed on the core business of oil and gas exploration and production. The business is run on a very low cost base and the hard work of Chief Executive Bob Coppin and Chief Financial Officer Andrew Knox is much appreciated. Your Board of Directors have a breadth of relevant industry experience to provide the governance and strategic leadership shareholders naturally expect.

In conclusion, your company is in good shape, and we all hope the next financial year will be another sound performance by the company.



Richard Tweedie
Chairman

In 2003-03, oil production from SE Gobe continued, steady progress toward development of the Oyong field was achieved and several areas for corporate growth were pursued.







During the past year we continued to focus mostly on our existing areas in Papua New Guinea and Indonesia. However, we also sought new areas for growth in Australia, New Zealand, Papua New Guinea and Indonesia and as a result made an unsuccessful, but substantial, bid for Chevron Niugini Ltd and participated in the recent offshore exploration acreage bid round in Indonesia where we bid with Santos on an exploration block but were unsuccessful. We also reviewed a number of other new acreage opportunities.

PAPUA NEW GUINEA

Production

Cue's share of oil production from the SE Gobe field for the year was 138,618 barrels and at the end of the year the field was producing at a rate of around 9,600 barrels of oil per day with Cue's net share at that time being 370 barrels of oil per day.

In February 2003, additional gas injection compressor capacity was commissioned for the field which allowed the oil production rate decline to be slowed, due to the increased ability to reinject the larger volumes of gas that are being produced as the field declines, rather than to further restrict the oil production rate to limit the amount of produced gas. It is a government requirement that produced gas be reinjected rather than flared. The additional gas injection capacity will allow incremental oil reserves to be recovered prior to the field reaching an economic cut off point in around 2009.

The 2003 SE Gobe Reserves Report prepared by Chevron, the operator of the field, shows that as of April 30 2003, the estimated ultimately recoverable (3P) reserves were unchanged at 44.2 million stock tank barrels. Over the past year, 3.6 million stock tank barrels were produced leaving an estimated 15.7 million barrels of proved and probable reserves and 4.2 million barrels of possible reserves to be recovered. The estimated total recoverable gas volume remains unchanged from last year at 270 billion cubic feet.

Exploration

Bilip-1 spudded in October 2002 and was designed to primarily test an upper or hanging wall structural objective similar in style to the SE Gobe field and to the Saunders-1 oil discovery in PDL-4. The well was designed to be potentially deepened to a more risky sub thrust footwall objective. The Bilip structure straddles the boundary of PPL190 in which Cue has a 10.97% participating interest and the adjacent licence PDL-4 in which Cue does not participate. The upper closure was assessed predrill to have the potential to contain around 30 million barrels of recoverable oil within PPL190.

Bilip-1 encountered the primary objective Iagifu sandstone at the deeper end of the predicted depth range due to the presence of additional interpreted thrusts within the overlying seal section. Wireline logs and pressure data indicated the presence of a 16 metre oil column with an oil water contact, overlain by a 15 metre gas column to the top of the

Papua New Guinea Location Map




P'Nyang Gas Field
Hides Gas Field
Gobe & S.E. Gobe Oil Fields
PDL 3
PPL 190
PPL 189 (APPL 229)
Juha Gas Field
Kutubu Oil Fields
Koko-1
PRL 8
Kimu Gas Field
PRL 9
Barikewa Gas Field
Kutubu Pipeline
Kumul Marine Terminal
Thrust Front
0 50
Kilometres



sand. A closed chamber drill stem test of the oil interval recovered 46° API gravity oil at an estimated daily rate of 2,000 stock tank barrels per day.

The well was deepened to the footwall target without Cue participation and reached a total depth of 2,812 metres without encountering significant hydrocarbons in the deeper section.

Post drill mapping and estimates of the likely recoverable oil volume within PPL190 have shown that because of the disposition of the oil in a thin rim beneath a gas cap, the recoverable volume is likely to be less than one million barrels within PPL190 and would be difficult to produce commercially.

In December 2002, the Minister of Petroleum and Energy, Papua New Guinea granted five year Retention Licences over the Kimu (PRL-8) and Barikewa (PRL-9) gas fields. Kimu, as currently mapped, has been assessed by Oil Search, the operator, to hold recoverable gas volumes in excess of 1 trillion cubic feet of recoverable gas (Cue's share approximately 110 billion cubic feet) and Barikewa is estimated to contain approximately 800 billion cubic feet of recoverable gas (Cue's net share approximately 120 billion cubic feet).

In July 2003, Oil Search announced that it had entered into an agreement with Mitsubishi Gas Chemical Company Inc and Itochu Corporation of Japan to complete a feasibility study into the potential use of gas, such as that contained in the Kimu field, as feedstock for the manufacture of methanol in PNG. This is a positive development which could lead to commercialisation of our stranded PNG gas.

During the year, the Papua New Guinea Minister for Petroleum and Energy cancelled PPL194 in the highlands of PNG. An earlier geological survey was undertaken by Cue over the NW Wage anticline in the north west of PPL194 in order to determine whether structural closure was likely to be present. The results of the survey proved negative and further high risk exploration in the area could not be justified. Our proposal to undertake alternative exploration in the central area of the licence was not approved by the Minister.

In July 2003, Cue submitted an unsuccessful substantial bid for Chevron Niugini Ltd which was purchased by Oil Search for US$96.6 million. Chevron Niugini Ltd owns interests in the Kutubu, Moran, Gobe Main and SE Gobe producing fields as well as interests in undeveloped natural gas resources within Papua New Guinea.

Papua New Guinea SE Gobe Area


Gobe Main Field
PPL 219
PPL 190
Makas
Healy
Gobe-7X
SEG-9
Gobe 2X
SEG-1
SEG-8
SEG-2
PDL 4
SEG-10
SEG-3
Gobe-3X
PPL 206
SEG-7
SEG-6
SE Gobe Field
SEG-5
Saunders
Saunders-1X
Bilip-1
Gillespie
PDL 3
NW Iehi-1
PDL 4
PPL 190
Gobe Footwall
PPL 190
50 - 130
million
barrels
Iehi-1
70 - 140
million
barrels
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside
recoverable volumes
0
10
KILOMETRES



INDONESIA

Development

A plan of development for the Oyong oil and gas field has been prepared and submitted to the Indonesian authorities for approval. The plan envisages a simple four legged platform with facilities for oil and gas production.

Oyong contains approximately 105BCF of recoverable gas, including solution gas, and at least 6 million barrels of recoverable oil from the approximately 80 million barrels of oil that are estimated to be in place.

The oil and gas will flow from the platform to Grati, East Java in a multi phase 14 inch diameter pipeline where they will be separated and processed onshore. The pipeline will have a design capacity of 60 million cubic feet of gas per day and 10,000 barrels per day of fluids.

Two gas development wells will be drilled near the crest of the field and initially three horizontal oil development wells will be drilled through the 38 metre oil column of the field. The initial oil production rate will be approximately 3,500 barrels of oil per day. However, additional horizontal oil development wells may be drilled depending on the production characteristics of the initial wells and would increase the oil production rate and access additional oil reserves.

Front end engineering studies have been completed for the field, as have pipeline route and platform location surveys. Engineering contracts for the development have been released for tender and an environmental impact assessment study is in progress, with environmental approval expected early in 2004.

On July 19 2003, a Gas Sales Agreement was signed for the sale of the entire gas reserves of the Oyong field to PT Indonesia Power.

The gas will be supplied to PT Indonesia Power's 766 megawatt open and combined cycle gas turbine electricity generating facility at Grati. The gas is expected to be produced at a minimum rate of 40 million cubic feet of gas per day.

Oyong is expected to begin production in the first half of 2005.

During the year, Cue held discussions with potential lenders to finance Cue's share of Oyong development costs. Cue has received an expression of interest to project finance Cue's entire share of these costs.

Exploration

Over 1,000km of infill 2D seismic data was acquired during the year over several prospects and leads in the Sampang block and a site survey was undertaken over the Wortel prospect, which is immediately adjacent to the Oyong field. Interpretation of the site survey data indicated that Wortel was likely to be smaller than previously thought and Mangga (formerly West Anggur) was chosen as the next candidate for wildcat drilling.

Mangga is structurally updip from gas and oil shows that were encountered in the Anggur-3 well and has the potential to contain similar hydrocarbon volumes to Oyong. The well will spud in late September 2003 and is expected to take twelve days to reach a total depth of 1,750 metres.

The Joint Venture is also considering a number of other candidates for drilling in 2004.

Plans to drill one or two exploration wells in December 2002 had to be deferred as the required seafloor ordinance clearance survey could not be completed by the Indonesian navy in time.

In July 2003, Cue and Santos bid unsuccessfully on an offshore Indonesian exploration block in the 2003 bid round. We intend to continue to evaluate other Indonesian opportunities, as they become available.

In the coming year we look forward to the results of continued exploration drilling in the Sampang PSC and to beginning the development of the Oyong field. We will also continue to evaluate new exploration and acquisition opportunities in order to grow the company.

Robert J. Coppin
Chief Executive Officer

Indonesia - Oyong PSC Location Map




Madura
Lerpak Field
Sampang PSC
Ketapang Field
Bangkalan
Gresik
Sampang
Kentang
Rambat
Surabaya
Mangga
Lidah Field
Persik
Wortel
Pare
Jeruk
Kerawai
Jaiar
Herbras
Paus
Puteri Laut
Gurila
Ubur-Ubur
Bakung
Oyong
Wunut Field
LEGEND
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
Source Santos Ltd
Java
Besuki


Oyong


MADURA
Camplong
Wellhead Platform
PGN Pipeline
60km Multiphase Pipeline
East Java Gas Pipeline
Grati
Probolinggo
Leles
EAST JAVA
Source Santos Ltd

Oyong Development Concept


West
East
Oyong-1 & 2
Oyong-3
Mundu Reservoir
20+ metres
GOC 902mss
Gas
Oil
Source Santos Ltd

Oyong - Schematic Cross Section



CORPORATE GOVERNANCE STATEMENT

The directors of Cue Energy Resources Limited recognise the need for high standards of corporate governance.

REMUNERATION AND NOMINATION COMMITTEE

The committee consists of the following:

L Musca (Chairman)

R G Tweedie

The remuneration and nomination committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements and fringe benefits.

Remuneration packages are set at levels that are intended to attract and retain capable staff.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on directors' and executives' remuneration is set out in the Directors' Report.

AUDIT COMMITTEE

The audit committee consists of the following:

E G Albers (Chairman)

A M Knox

The main responsibilities of the audit committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory and New Zealand, Australian and Port Moresby Stock Exchanges requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

ETHICAL STANDARDS

The Board has adopted a Code of Ethical Business Standards, a copy of which has been distributed to all employees. The Code sets out the ethical standards expected of all directors and employees in carrying out their duties. The Code is set out under the following main headings:

Respect the Law and act accordingly

- Dealing with Conflicts of Interest - we will not act in ways which may cause others to question our loyalty to Cue Energy
- Use of Assets (including funds, information and equipment) - use responsibly and in the best interest of the Company
- Maintain Integrity - deal fairly and honestly and treat others with dignity
- Be responsible for our actions and accountable for their consequences.



Pursuant to the Companies Act 1993, the Directors of Cue Energy Resources Limited submit for shareholders' approval their annual report on the affairs and the audited group financial statements of Cue Energy Resources Limited ("the Company") and its subsidiaries ("the Group") for the year ended 30 June 2003.



ANNUAL REPORT OF DIRECTORS



DIRECTORS

The names of Directors of the Company in office at the end of the year 30 June 2003 and during the year were: Leon Musca, Richard G Tweedie, Kenneth Hoolihan, E Geoffrey Albers.

PRINCIPAL BUSINESS

The principal business of the group is petroleum exploration, development and production.

Cue Energy Resources Limited ('Cue') is listed on the New Zealand Stock Exchange, the Australian Stock Exchange and the Port Moresby Stock Exchange. During the year the company established an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

2002/2003 RESULTS

Group revenue for the year ended 30 June 2003 was $7,633,222 (2002: $12,523,539).

Group expenses totalled $6,550,327 (2002: $8,069,678) including production expenses and write-offs.

The operating profit before income tax expense for the year was $1,082,895 (2002: $4,453,861). The Group made taxation payments of $392,108 (2002: $549,136). The Group profit after income tax expense was $690,787 (2002: $3,904,725).

OVERVIEW OF OPERATIONS

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year was 138,618 barrels. At the end of the year the field oil production rate was approximately 9,600 barrels of oil per day (Cue net interest approximately 370 barrels of oil per day).

Additional gas injection compression was commissioned in February 2003 for the SE Gobe field and slowed the oil production decline rate.

Bilip-1 was spudded in October 2002 and encountered a 16 metre oil column with an oil water contact, overlain by an interpreted 15 metre gas column in the hanging wall or upper closure of the structure. A closed chamber drill stem test of the oil zone flowed at an estimated rate of 2,000 stock tank barrels of 46° oil per day.

The well was deepened to test the footwall or sub thrust of the structure without success. Cue did not participate in the deepening. The well has been cased and suspended as a future oil producer.

Retention leases were granted over the Kimu (PRL-8) and Barikewa (PRL-9) gas fields.

PPL194 was cancelled after the Minister declined to approve Cue's revised work proposal.

Indonesia

2D seismic was acquired over the Mangga structure in conjunction with a site survey over the Wortel structure. An additional approximately 1,000 km of 2D seismic was acquired over several other prospects and leads.

The Oyong plan of development was completed and submitted to government for approval. Front end engineering and design and environmental impact studies were begun. Pipeline and platform location surveys were undertaken.

Subsequent to the end of the year, a Gas Sales Agreement was signed for the entire reserves of the Oyong field. The gas will be supplied to the PT Indonesia Power electricity generating facility at Grati, East Java.

Australia

The Bob-1 well was drilled in EP363 where Cue has a participation option. The well encountered non commercial gas shows.



SHAREHOLDERS' EQUITY & CAPITAL STRUCTURE

Total Shareholders' Equity as at 30 June 2003 was $36,496,364 (2002: $35,666,134). At balance date Cue had share capital of $83,774,384 (2002: $83,774,384).

The total number of shares on issue at 30 June 2003 was 333,943,755.

OPTIONS AND OTHER RIGHTS OF CONVERSION

Options

As at 30 June 2003, the following options were outstanding:

Unlisted

2,000,000 unlisted options to employees over fully paid shares. Options are exercisable as follows:

	NO. OF OPTIONS	EXERCISE PRICE (CENTS A$)	EXPIRY DATE
Staff Members	500,000	8	02/05/04
	500,000	10	02/05/04
	500,000	12	02/05/04
	500,000	15	02/05/04

During the year no options were exercised. There were no other rights of conversion.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group holds participating interests in a number of exploration and production licences as detailed in Note 18 to the financial statements. The various authorities granting such licences require the licence holder to comply with the directions and terms of the grant of the licence.

There have been no significant known breaches of the Group's licence conditions.

FINANCIAL STATEMENTS

The financial statements for the year ended 30 June 2003, immediately follow this report on pages 19 to 41 (including the Directors' Responsibility Statement).

DIRECTORS' REMUNERATION

Details of remuneration ranges for Directors of the parent and the group are:

REMUNERATION RANGES OF DIRECTORS	NUMBER OF DIRECTORS IN EACH BAND			
	CONSOLIDATED		PARENT	
	2003	2002	2003	2002
$50,000 - $59,999	4	1	4	1
$60,000 - $69,999	-	2	-	2
$80,000 - $89,999	-	1	-	1
$190,000 - $199,999	-	-	-	1
$250,000 - $259,999	1	-	-	-
$270,000 - $279,999	-	1	-	-
$290,000 - $299,999	1	-	-	-
$320,000 - $329,999	-	1	-	-

AM Knox is a director of all the subsidiaries and an executive of the parent company and holds 1,563,583 shares in the parent company and no shares in the subsidiaries.

RJ Coppin is a director of Cue Energy Holdings Ltd and an executive of the parent company and holds 1,225,000 shares in the parent company and no shares in the subsidiaries.

No remuneration or other benefits are paid by the subsidiaries.

DIRECTORS' INTERESTS IN CONTRACTS

Since the date of the last report, pursuant to section 140(2) of the Companies Act 1993, the following directors have declared that they are to be regarded as having an interest in any contract that may be made with the entities listed below by virtue of their directorships or memberships of those entities:

- Corporate fees paid to Leon Nominees of which L Musca is a principal; $30,250.
- Corporate fees paid to Todd Petroleum Mining Company Limited of which RG Tweedie and K Hoolihan are employees; $68,750.

No material contracts involving directors' interests were entered into after the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in Note 25 to the financial statements.

INFORMATION ON DIRECTORS

DIRECTOR	QUALIFICATIONS AND EXPERIENCE	SPECIAL RESPONSIBILITIES	PARTICULARS OF DIRECTORS' INTERESTS IN SHARES OF CUE ENERGY RESOURCES LIMITED	TOTAL REMUNERATION OTHER BENEFITS
RG Tweedie (57 years)	LL.B Director of Todd Petroleum Mining Company Limited	Chairman of Board of Directors Member of Remuneration and Nomination Committee	34,022,465^	55,112
EG Albers (59 years)	LL.B, FAICD Director of Octanex NL Director of Methanol Australia Limited	Non-Executive Director Chairman of Audit Committee	48,614,401^	55,974
K Hoolihan (51 years)	MSc (Hons)	Non Executive Director	33,533,936^	55,112
L Musca (60 years)	LL.B Barrister and Solicitor Director of Cue Energy Holdings Ltd	Non-Executive Director Chairman of Remuneration and Nomination Committee	11,061,829^	55,822
				222,020

^ Includes shares held by Director related parties.

No shares in subsidiary companies are held by the directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

INTERESTS REGISTER

Each company in the group is required to maintain an Interests Register in which the particulars of certain transactions and matters involving the directors must be recorded. The Interests Registers for the parent company and its subsidiaries are available for inspection at the head office of the parent company.
The matters to be recorded include:

- Directors' remuneration and benefits;
- Transactions in which a director has an 'interest';
- Shareholdings and dealings involving the directors of the company; and
- Indemnity and insurances of directors, employees and auditors.

Particulars of Director's Transactions in Shares of the Parent Company

DIRECTOR	NUMBER OF SHARES ACQUIRED/(DISPOSED)	AMOUNT PAID/ (RECEIVED)	DATE(S) OF TRANSACTION	CLASS OF SHARE	SHARES HELD AT BALANCE DATE
L Musca	-	-	-	Ordinary	NIL
Portfolio Securities	-	-	-	Ordinary	10,737,130
Leon Nominees	-	-	-	Ordinary	149,087
BB Nominees Pty Ltd	44,496	A$0.052	01/07/02	Ordinary	651,992
	76,600	A$0.051	01/07/02	Ordinary	
	7,890	A$0.062	04/10-14/10/02	Ordinary	
	8,600	A$0.061	04/10-14/10/02	Ordinary	
	18,188	A$0.056	04/10-14/10/02	Ordinary	
	834	A$0.055	04/10-14/10/02	Ordinary	
	78,000	A$0.053	04/10-14/10/02	Ordinary	
	24,000	A$0.055	06/01-07/01/03	Ordinary	
	12,202	A$0.054	06/01-07/01/03	Ordinary	
	21,000	A$0.053	06/01-07/01/03	Ordinary	
	60,000	A$0.052	06/01-07/01/03	Ordinary	
	115,770	A$0.050	02/04/03	Ordinary	
	8,800	A$0.049	02/04/03	Ordinary	
R G Tweedie	-	-	-	Ordinary	Nil
R Tweedie Super Fund	-	-	-	Ordinary	488,530
BB Nominees Pty Ltd	76,600	A$0.051	01/07/02	Ordinary	860,315
	44,496	A$0.052	01/07/02	Ordinary	
	78,000	A$0.053	04/10-14/10/02	Ordinary	
	834	A$0.055	04/10-14/10/02	Ordinary	
	18,188	A$0.056	04/10-14/10/02	Ordinary	
	8,600	A$0.061	04/10-14/10/02	Ordinary	
	7,890	A$0.062	04/10-14/10/02	Ordinary	
	60,000	A$0.052	06/01-07/01/03	Ordinary	
	21,000	A$0.053	06/01-07/01/03	Ordinary	
	12,202	A$0.054	06/01-07/01/03	Ordinary	
	24,000	A$0.055	06/01-07/01/03	Ordinary	
	8,800	A$0.049	02/04/03	Ordinary	
	115,770	A$0.050	02/04/03	Ordinary	
K Hoolihan	-	-	-	Ordinary	Nil
BB Nominees Pty Ltd	76,600	A$0.051	01/07/02	Ordinary	860,316
	44,496	A$0.052	01/07/02	Ordinary	
	78,000	A$0.053	04/10-14/10/02	Ordinary	
	834	A$0.055	04/10-14/10/02	Ordinary	
	18,188	A$0.056	04/10-14/10/02	Ordinary	
	8,600	A$0.061	04/10-14/10/02	Ordinary	
	7,890	A$0.062	04/10-14/10/02	Ordinary	
	60,000	A$0.052	06/01-07/01/03	Ordinary	
	21,000	A$0.053	06/01-07/01/03	Ordinary	
	12,202	A$0.054	06/01-07/01/03	Ordinary	
	24,000	A$0.055	06/01-07/01/03	Ordinary	
	8,800	A$0.049	02/04/03	Ordinary	
	115,770	A$0.050	02/04/03	Ordinary	
E G Albers	-	-	-	Ordinary	4,016,433
Browse Petroleum Pty Ltd	(500,000)	A$0.050	19/08/02	Ordinary	3,700,000
	(4,500,000)	A$0.050	21/08/02	Ordinary	
	(658,634)	A$0.045	16/05-30/05/03	Ordinary	
	(341,366)	A$0.044	16/05-30/05/03	Ordinary	
	(500,000)	A$0.042	04/04-09/04/03	Ordinary	
	(1,000,000)	A$0.048	04/04-09/04/03	Ordinary	
Octanex NL	20,000	A$0.052	02/07/03	Ordinary	36,380,140
	4,500,000	A$0.052	02/07/03	Ordinary	
	700,000	A$0.060	25/10/03	Ordinary	
Ernest Geoffrey Albers & Pamela Joy Albers	-	-	-	Ordinary	655,214
Sacrosanct Pty Ltd	-	-	-	Ordinary	1,250,000
BB Nominees Pty Ltd	242,192	A$0.052	01/07/02	Ordinary	1,631,194
	227,024	A$0.056	04/10-14/10/02	Ordinary	
	120,000	A$0.052	06/01-07/01/03	Ordinary	
	42,000	A$0.053	06/01-07/01/03	Ordinary	
	24,404	A$0.054	06/01-07/01/03	Ordinary	
	48,000	A$0.055	06/01-07/01/03	Ordinary	
	17,600	A$0.049	02/04/03	Ordinary	
	231,540	A$0.050	02/04/03	Ordinary	



DIRECTORS SAVINGS PLAN

Pursuant to the Directors Savings Plan directors are required to purchase, through an appointed trustee, Cue Energy Resources Ltd shares on market for a minimum of 50% of respective directors fees.

EXECUTIVE REMUNERATION

Details of remuneration ranges for employees of the parent and the group receiving remuneration and benefits above $100,000 are:

REMUNERATION RANGES OF EXECUTIVES	NUMBER OF EMPLOYEES IN EACH BAND			
	CONSOLIDATED		PARENT	
	2003	2002	2003	2002
$250,000 - $259,999	1	-	1	-
$270,000 - $279,999	-	1	-	1
$290,000 - $299,999	1	-	1	-
$320,000 - $329,000	-	1	-	1

AUDITORS

In accordance with the provisions of the Companies Act 1993 the Company's auditors, PKF Chartered Accountants, (formerly Spencer & Co. Chartered Accountants, effective 1 September 2003, the two firms merged) continue in office. It remains for members to authorise the directors to fix their remuneration at the annual general meeting.

REMUNERATION OF AUDITORS

Amounts payable to the principal auditor for audit services are $63,595 and for other services $2,492.

As detailed in Note 3 to the financial statements.

DIRECTORS' INSURANCE

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

INFORMATION USED BY DIRECTORS

There were no notices from directors of the Group or Holding Company requesting to use Company information received in their capacity as directors which would not otherwise have been available to them.

EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year a Gas Sales Agreement was signed by Cue Sampang Pty Ltd for the sale of all Oyong field gas to PT Indonesia Power at Grati. The Oyong field is located offshore in the Sampang PSC, East Java, Indonesia.

Other than mentioned above, the directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

RG Tweedie
Director

K Hoolihan
Director

Dated in Wellington on this 26th day of September 2003

DIRECTORS' RESPONSIBILITY STATEMENT

The directors are responsible for ensuring that the financial statements give a true and fair view of the financial position of the Company and the group as at 30 June 2003 and their financial performance and cash flows for the year ended on that date.

The directors consider that the financial statements of the Company and the group have been prepared using appropriate accounting policies, consistently applied and supported by reasonable judgements and estimates and that all relevant financial reporting and accounting standards have been followed.

The directors believe that proper accounting records have been kept which enable, with reasonable accuracy, the determination of the financial position of the Company and facilitate compliance of the financial statements with the Financial Reporting Act 1993.

The directors consider they have taken adequate steps to safeguard the assets of the Company and the group and to prevent and detect fraud and other irregularities.

The directors have pleasure in presenting the financial statements, set out on pages 19 to 41 of Cue Energy Resources Limited for the year ended 30 June 2003.

The Board of Directors of Cue Energy Resources Limited authorised these financial statements for issue on 26th September 2003.

For and on behalf of the Board.

RG Tweedie	**K Hoolihan**
Director	Director

Dated in Wellington this 26th day of September 2003




NANCIAL

		CONSOLIDATED		PARENT	
	NOTE	2003 $	2002 $	2003 $	2002 $
Operating Revenue	2	7,633,222	12,523,539	1,324,532	2,866,625
Operating Expenses	2	(6,550,327)	(8,069,678)	(2,342,403)	(7,159,311)
Operating surplus/(loss) before income tax		1,082,895	4,453,861	(1,017,871)	(4,292,686)
Income tax	5	(392,108)	(549,136)	-	-
Net Surplus /(loss) attributable to parent shareholders		690,787	3,904,725	(1,017,871)	(4,292,686)

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF MOVEMENTS IN EQUITY FOR THE YEAR ENDED 30 JUNE 2003

	CONSOLIDATED		PARENT	
	2003	2002	2003	2002
	$	$	$	$
Net surplus/(loss) for the year, comprising:				
Parent shareholders interest	690,787	3,904,725	(1,017,871)	(4,292,686)
Other recognised revenues and expenses:				
Increase in asset revaluation reserve	139,443	-	139,443	-
Total recognised revenues and expenses	139,443	-	139,443	-
Contribution from owners	-	1,489,630	-	1,489,630
Movements in equity for the year	**830,230**	**5,394,355**	**(878,428)**	**(2,803,056)**
Equity at beginning of year, comprising				
Parent shareholders interest	35,666,134	30,271,779	34,328,373	37,131,429
Equity at end of the year, comprising				
Parent shareholders interest	36,496,364	35,666,134	33,449,945	34,328,373

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

		CONSOLIDATED		PARENT	
		2003	2002	2003	2002
	NOTE	$	$	$	$
Shareholders' Equity					
Share capital	6	83,774,384	83,774,384	83,774,384	83,774,384
Reserves	7	139,443	-	139,443	-
Accumulated losses	8	(47,417,463)	(48,108,250)	(50,463,882)	(49,446,011)
Total Shareholders' Equity		36,496,364	35,666,134	33,449,945	34,328,373
Current Liabilities					
Payables and accruals	17	1,282,002	1,175,753	166,553	211,340
Total Current Liabilities		1,282,002	1,175,753	166,553	211,340
Non Current Liabilities					
Payables and accruals	17	640,153	1,541,523	85,396	82,222
Advances from subsidiaries	14	-	-	1,238,624	1,249,395
Total Non Current Liabilities		640,153	1,541,523	1,324,020	1,331,617
Total Liabilities		1,922,155	2,717,276	1,490,573	1,542,957
Total Equity & Liabilities		**38,418,519**	**38,383,410**	**34,940,518**	**35,871,330**
Current Assets					
Cash and bank balances		4,283,333	4,927,387	4,283,333	4927,387
Accounts receivable	9	1,688,672	1,990,825	4,022	27,326
Total Current Assets		5,972,005	6,918,212	4,287,355	4,954,713
Non Current Assets					
Accounts receivable	9	554,757	1,459,301	-	-
Property, plant and equipment	10	33,406	59,867	33,406	59,867
Investments	11	315,154	440,939	958,959	1,084,744
Advances to subsidiaries	14	-	-	29,660,798	29,772,006
Exploration and evaluation expenditure	15	23,046,890	19,149,194	-	-
Production properties	16	8,496,307	10,355,897	-	-
Total Non Current Assets		32,446,514	31,465,198	30,653,163	30,916,617
Total Assets		**38,418,519**	**38,383,410**	**34,940,518**	**35,871,330**

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

		CONSOLIDATED		PARENT	
	NOTE	2003 $	2002 $	2003 $	2002 $
Cash Flows from (to) Operating Activities					
Production income		7,639,160	8,989,151	-	-
Interest received		108,750	137,514	108,750	127,399
Dividends received		1,458	17,935	1,458	17,935
Litigation and Settlement costs (net)		-	1,026,350	-	1,026,350
Payments to employees and other suppliers		(3,081,803)	(1,903,279)	(1,338,223)	(1,903,279)
Income tax paid		(138,367)	(622,283)	-	-
Royalties paid		(194,394)	(191,385)	-	-
Interest and finance costs		-	(782,919)	-	-
Net cash from (to) operating activities	(a)	4,334,804	6,671,084	(1,228,015)	(731,595)
Cash Flows from (to) Investing Activities					
Sale of investments		-	1,310,891	-	584,606
Sale of Yolla		-	8,169,000	-	-
Refund of Exploration Expenditure		-	200,825	-	-
Payment for investment		-	(11,625)	-	(11,625)
Payment for convertible note		-	(246,000)	-	(246,000)
Repayment for convertible note		235,000	-	235,000	-
Payments for exploration expenditure		(4,004,414)	(8,989,368)	-	-
Proceeds on disposal of office equipment		5,940	-	5,940	-
Payment for office equipment		-	(19,389)	-	(19,389)
Payments for production property		(511,783)	(1,318,592)	-	-
Loans received from/(repaid to) subsidiaries		-	-	1,046,622	726,280
Loan (provided to)/repaid by subsidiaries		-	-	-	(37,412)
Net cash from (to) investing activities		(4,275,257)	(904,258)	1,287,562	996,460
Cash Flows from (to) Financing Activities					
Release of bank guarantee		28,750	-	28,750	-
Repayment of borrowings		-	(5,501,961)	-	-
Deposited funds for project loan repayment		-	1,849,364	-	1,849,364
Net cash from (to) financing activities		28,750	(3,652,597)	28,750	1,849,364
Net Increase (Decrease) in Cash Held		88,297	2,114,229	88,297	2,114,229
Opening Cash Brought Forward		4,822,492	3,048,697	4,822,492	3,048,697
Effect of exchange rate change on foreign currency balances held at the beginning of the year		(702,456)	(340,434)	(702,456)	(340,434)
Ending Cash Carried Forward	(b)	**4,208,333**	**4,822,492**	**4,208,333**	**4,822,492**

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	PARENT 2003 $	PARENT 2002 $
(a) Reconciliation of operating profit /(loss) to net cashflows from operating activities:				
Reported profit / (loss) after tax	690,787	3,904,725	(1,017,870)	(4,292,686)
Impact of changes in working capital items				
Decrease in accounts receivable	189,292	1,807,879	12,695	38,236
(Increase) in subsidiary advance	-	-	(1,593)	-
Increase/(decrease) in accounts payable	311,799	(1,299,851)	(47,713)	(291,674)
Decrease in Project expenditure	-	145,698	-	-
Items not involving cash flows				
Interest Fee	-	-	-	(1,113,178)
Depreciation	14,603	26,164	14,603	26,164
Amortisation	2,371,373	2,943,667	-	-
Management Fee	-	-	(552,000)	(582,400)
Employee entitlements	16,708	11,760	16,708	11,760
Finance Fee	-	-	(675,019)	-
Net gain/(loss) on foreign currency conversion	714,599	234,800	1,215,135	4,516,769
Exploration expenditure written off	497	1,136,787	-	-
Write down/(up) value of investments	19,228	269,653	19,228	269,653
Provision for non recovery of advances to subsidiaries	-	-	(219,700)	308,459
Items classified as investing activities				
Net (Profit)/Loss on disposal of property, plant and equipment	5,918	-	5,918	-
Loss/(Profit) on disposal of investments	-	346,930	-	378,895
Loss/(Profit) on disposal of Yolla	-	(2,857,128)	-	-
Net cash flows from operating activities	4,334,804	6,671,084	(1,228,015)	(731,595)
(b) Cash comprises cash balances held within New Zealand and overseas:				
New Zealand	91,968	89,907	91,968	89,907
Australia	4,159,837	4,802,230	4,159,837	4,802,230
Papua New Guinea	31,528	35,250	31,528	35,250
Cash and bank balances	4,283,333	4,927,387	4,283,333	4,927,387
Performance bond not on demand	(75,000)	(75,000)	(75,000)	(75,000)
Bank deposit supporting guarantee not on demand	-	(29,895)	-	(29,895)
Statement of Cash Flows cash balance	**4,208,333**	**4,822,492**	**4,208,333**	**4,822,492**

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

1 STATEMENT OF ACCOUNTING POLICIES

Entities Reporting

The financial statements presented here are for the reporting entity Cue Energy Resources Limited ('Cue Energy') and the consolidated financial statements of the group comprising Cue Energy Resources Limited and its subsidiaries, joint ventures and associated entity ('the Group').

Statutory Base

The financial statements have been prepared in accordance with the requirements of the Companies Act 1993 and the Financial Reporting Act 1993. The reporting entity and the group are issuers under the Financial Reporting Act 1993.

Measurement Base

The financial statements have been prepared on the basis of historical cost, as modified by the revaluation of certain items for which specific accounting policies are identified.

Accounting Policies

The financial statements are prepared in accordance with New Zealand generally accepted accounting practice. The accounting policies that materially affect the measurement of financial performance, financial position and cash flows are set out below.

Group Financial Statements

The group financial statements consolidate the financial statements of the subsidiaries, using the purchase method, and include the results of associates using the equity method (where material).

Subsidiaries are entities that are controlled, either directly or indirectly by the parent. Associates are entities in which the parent, either directly or indirectly has a significant but not controlling interest.

All material transactions between subsidiaries or between the parent and subsidiaries are eliminated on consolidation.

The results of subsidiaries or associates acquired or disposed of during the year are included in the consolidated statement of financial performance from the date of acquisition or up to the date of disposal.

Asset Impairment

Annually the directors assess the carrying values of each asset. Where the estimated recoverable amount is less than its carrying amount the asset is written down. The impairment loss is recognised in the statement of financial performance.

Exploration and Evaluation Project Expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Where exploration and evaluation and/or acquisition costs have been incurred more than 10 years before the current year end balance date, and provided that no final decision to develop a project has been taken at that time, then such exploration and acquisition costs shall be written off at the tenth anniversary year end of the year in which the costs were incurred.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

Production Properties

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Restoration costs recognised in areas of interest after the commencement of production are charged to the statement of financial performance.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

Property, Plant and Equipment

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery and varies from 3 to 5 years. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Employee Entitlements

Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognised when they accrue to employees. The liability for employee entitlements is carried at the present value of the estimated future cash outflows.

Joint Ventures

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Note 18.

Income Tax

The tax expense recognised for the year is based on the accounting surplus, adjusted for permanent differences between accounting and tax rules.

The impact of all timing differences between accounting and taxable income is recognised as a deferred tax liability or asset. This is the comprehensive basis for the calculation of deferred tax under the liability method.

A deferred tax asset, or the effect of losses carried forward that exceed the deferred tax liability, is recognised in the financial statements only where there is virtual certainty that the benefit of the timing differences, or losses, will be utilised.

Goods and Services Tax (GST)

The Statement of Financial Performance and Statement of Cash Flows have been prepared so that all components are stated exclusive of GST. All items in the statement of financial position are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

Investments

Investments in subsidiaries and associates are recorded at the lower of cost or Directors' valuation calculated on an individual basis. Where in the opinion of the directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Other investments are stated at fair market value. Advances to subsidiaries and associates are recorded at estimated realisable value.

Unearned Income

Unearned income represents an entitlement to a reimbursement of revenue arising from a redetermination of participants share of oil and gas reserves in the South East (SE) Gobe Unit in Papua New Guinea.

Foreign Currencies

Assets and liabilities expressed in foreign currencies are converted to New Zealand dollars at the rate of exchange ruling at balance date. Profits and losses on exchange, both realised and unrealised, are recognised in the period in which they occur by way of a credit or charge in the Statement of Financial Performance.

Assets and liabilities of overseas subsidiaries are translated at exchange rates existing at balance date and the exchange gain/loss arising on translation is reflected in the Statement of Financial Performance. The activities of the subsidiaries are an integral part of the operations of the Company.

Financial Instruments

Financial instruments carried on the Statement of Financial Position include cash and bank balances, receivables, investments, payables and borrowings. These instruments are, generally, carried at their estimated fair value. For example, receivables are carried net of the estimated doubtful receivables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 21.

Equity

Share Issue Costs

Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

Changes in Accounting Policies

During the year, the Group and Parent company changed the following accounting policies:

(a) Exploration & Evaluation Project Expenditure

Under the new policy, costs that have been incurred more than ten years before the current year-end balance date shall be written off, provided that no final decision has been taken to develop a project and exploration activities in that area are continuing. Formerly, the policy was to write off costs incurred more than five years before the current year-end balance date.

This change in policy has resulted in exploration and evaluation costs of $1,423,005 not being written off during the financial year.

(b) Investments

Under the new policy, marketable securities shall be carried forward at fair market value. Formerly such investments were carried forward at the lower of cost or Directors' valuation.

As a result of changing the accounting policy, an asset revaluation reserve has been recognised for the value of $139,443, representing the increase to fair value of the marketable securities held.

There have been no other changes in accounting policies.

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
2 OPERATING REVENUE AND EXPENSES				
Operating Revenue				
Continuing activities				
Production income	7,535,709	8,252,459	-	-
Investment income	-	31,965	-	-
Dividend income	1,458	17,935	1,458	17,935
Operating fees	-	-	552,000	582,400
Interest income	96,055	113,607	771,074	1,216,670
Interest – Director related entity	-	23,270	-	23,270
Total Operating Revenue	7,633,222	8,439,236	1,324,532	1,840,275
Operating Expenses				
Continuing activities				
Net foreign currency losses*	714,599	234,800	1,215,135	4,516,769
Interest and finance costs	3,172	89,785	3,172	3,551
Depreciation	14,603	26,164	14,603	26,164
Loss on sale of investments	-	378,895	-	378,895
Loss on disposal of property, plant and equipment	5,918	-	5,918	-
Amortisation production properties	2,371,373	2,943,667	-	-
Unusual Items				
Profit on sale of area of interest (TRL/1 Yolla)	-	(2,857,128)	-	-
Exploration and project expenditure written off	497	1,136,787	-	-
Litigation & Settlement payments received (net)	-	(1,026,350)	-	(1,026,350)
Provision / (write back) for non-recovery of advances to subsidiaries	-	-	(219,700)	-
Write down of the carrying value of investments	19,228	269,654	19,228	269,654
Recovery of Exploration Expenditure written off	-	(200,825)	-	-

* The variance between consolidated and parent balances is primarily due to exchange fluctuations on intercompany balances.

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
3 AUDITORS REMUNERATION				
Amounts paid or due and payable to the auditors for:				
Auditing the financial statements:				
- Parent company auditor	63,595	73,855	63,595	73,855
- Other auditors	-	500	-	500
Other Services:				
- Parent company auditor	2,492	17,794	2,492	17,794
4 DIRECTORS' FEES				
Total Directors' fees	776,499	860,771	222,020	261,724
5 TAXATION				
Operating Surplus/(Loss) before tax	1,082,895	4,453,861	(1,017,871)	(4,292,686)
Income tax at current rate 33%	357,355	1,469,774	-	-
Tax effect of:				
Tax on foreign income due to different tax rate	34,753	(133,616)	-	-
Expenditure not deductible for tax	-	236,982	-	-
Losses (recouped)/carry forward	-	(1,024,004)	-	-
Income tax recognised in statement of financial performance	392,108	549,136	-	-
Unrecorded benefit of Tax losses carried forward	44,821,419	42,528,015	7,280,675	2,610,558

(a) The taxation loss carried forward at 30 June 2003 are available to various companies within the Group and should be no less than $44,821,419. The benefit is conditional on the Group continuing to meet the various requirements of New Zealand, Australian, Indonesia and Papua New Guinea tax legislation.

(b) Available tax losses brought forward from 2002 have been adjusted for 2002 taxation returns.

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
6 SHARE CAPITAL				
(a) Issued and paid up 333,943,755 (2002: 333,943,755) ordinary fully paid shares of no par value	83,774,384	83,774,384	83,774,384	83,774,384

(b) Movements in Share Capital

(i) The company has included reserve accounts of $1,879,955 in share capital (refer Note 7)

(c) Options

As at 30 June 2003 the following Unlisted options were outstanding:

2,000,000 Unlisted options to employees, over fully paid shares. Options are exercisable as follows:

During the year no options were exercised.

	No. of Options	Exercise Price (cents A$)	Expiry Date
Staff	500,000	8	02/05/04
Members	500,000	10	02/05/04
	500,000	12	02/05/04
	500,000	15	02/05/04

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
7 RESERVES				
Balances				
Share Option Reserve	-	-	-	-
Forfeited Share Premium Reserve	-	-	-	-
Share Premium Reserve	-	-	-	-
Asset Revaluation Reserve	139,443	-	139,443	-
	139,443	-	139,443	-
Analysis				
Share Option Reserve				
Balance at beginning of year	-	965,340	-	965,340
Movement during the year	-	(965,340)	-	(965,340)
Balance at end of year	-	-	-	-
Forfeited Share Premium Reserve				
Balance at beginning of year	-	400,818	-	400,818
Movement during the year	-	(400,818)	-	(400,818)
Balance at end of year	-	-	-	-

	CONSOLIDATED		PARENT	
	2003	2002	2003	2002
	$	$	$	$
7 RESERVES (cont')				
Share Premium Reserve				
Balance at beginning of year	-	513,797	-	513,797
Movement during the year	-	(513,797)	-	(513,797)
Balance at end of year	-	-	-	-
Asset Revaluation Reserve				
Balance at beginning of year	-	-	-	-
Net revaluations	139,443	-	139,443	-
Balance at end of year	139,443	-	139,443	-
8 ACCUMULATED LOSSES				
Balance at beginning of year	(48,108,250)	(52,012,975)	(49,446,011)	(45,153,325)
Net surplus / (loss) for the year	690,787	3,904,725	(1,017,871)	(4,292,686)
Balance at end of year	(47,417,463)	(48,108,250)	(50,463,882)	(49,446,011)
9 ACCOUNTS RECEIVABLE				
Current				
Trade debtors and other debtors	932,738	1,026,418	4,022	27,326
Unearned income	755,934	964,407	-	-
	1,688,672	1,990,825	4,022	27,326
Non Current				
Unearned income	554,757	1,459,301	-	-
	554,757	1,459,301	-	-

The directors consider the carrying value of receivables reflect their fair values.

	CONSOLIDATED		PARENT	
	2003	2002	2003	2002
10 PROPERTY, PLANT AND EQUIPMENT				
Plant and equipment				
Cost	122,293	216,043	122,293	216,043
Accumulated depreciation	(88,887)	(156,176)	(88,887)	(156,176)
	33,406	59,867	33,406	59,867

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
11 INVESTMENTS				
Non Current				
Shares in other companies (refer note 12)	315,154	440,939	315,154	440,939
Shares in subsidiaries (refer note 13)	-	-	643,805	643,805
	315,154	440,939	958,959	1,084,744
12 SHARES IN OTHER COMPANIES				
Non- Current				
Shares held in companies listed on stock exchange (i) (ii)	1,858,789	1,965,346	1,858,789	1,965,346
Estimated diminution in value	(1,624,713)	(1,605,485)	(1,624,713)	(1,605,485)
	234,076	359,861	234,076	359,861
Shares held in unlisted companies	337,354	337,354	337,354	337,354
Estimated diminution in value	(256,276)	(256,276)	(256,276)	(256,276)
	81,078	81,078	81,078	81,078
	315,154	440,939	315,154	440,939
Fair and market value of exchange listed shares are based on quoted prices at balance date	234,076	473,350	234,076	473,350

(i) Convertible Note

The company acquired a convertible note for $246,000 (AUD 200,000) in Bambuu Ltd (Bambuu) with a coupon rate of 10% per annum. The company had a conversion right whereby the note may be converted into ordinary fully paid shares in Bambuu at a price of A$2.5 cents at any time on or before 12 July 2003. The note was repaid in full during the year.

(ii) Change in Accounting Policy

As per Note 1, under the new policy, marketable securities shall be carried forward at fair market value. Formerly such investments were carried forward at the lower of cost or director's valuation. As a result of changing this accounting policy, an asset revaluation reserve (Note 7) has been recognised for the value at $139,443, representing the increase to fair value of the marketable securities held.

	PARENT				
	2003 $	2002 $	Interest Held	Country of Incoroporation	Principal Activity
13 SHARES IN SUBSIDIARIES AND ASSOCIATES AT BALANCE DATE					
Subsidiary Companies					
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production & exploration
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production & exploration
Tanjung Jabung Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Highlands Oil & Gas Pty Ltd (formerly Kerema Oil Company Pty Ltd)	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,415,346	1,415,346	100%	Australia	Petroleum exploration
Less provision for non recovery	(1,415,346)	(1,415,346)			
	-	-			
Cue Exploration Pty Ltd	2,121,985	2,121,985	100%	Australia	Petroleum exploration
Less provision for non recovery	(1,478,189)	(1,478,189)			
	643,796	643,796			
	643,805	643,805			
Associate Company					
Eureka Resources NL	82,607	82,607	50%	Australia	Mineral exploration
Less provision for non recovery	(82,607)	(82,607)			
	-	-			

All companies in the Group have a 30 June balance date.

Equity accounting for the associate company has not been applied, as the amounts involved are immaterial.

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
14 ADVANCES TO/FROM SUBSIDIARIES				
Advances to subsidiaries	-	-	54,055,268	54,386,174
Less provision for non recovery	-	-	(24,394,470)	(24,614,168)
	-	-	29,660,798	29,772,006
Advances from subsidiaries	-	-	1,238,624	1,249,395

The directors consider the carrying amount of advances to and from subsidiaries reflect their fair values.

	CONSOLIDATED 2003 $	CONSOLIDATED 2002 $	PARENT 2003 $	PARENT 2002 $
15 EXPLORATION AND EVALUATION EXPENDITURE				
Capitalised expenditure on petroleum licences -				
1 July 2002	19,149,194	16,956,602	-	-
Expenditure incurred during the year (1)	3,898,193	8,588,067	-	-
Sale of interest in T/RL1 (Yolla)	-	(5,258,688)	-	-
Expenditure written off during the year	(497)	(1,136,787)	-	-
Balance 30 June 2003	23,046,890	19,149,194	-	-
Accumulated costs incurred on current areas of interest net of amounts written off -				
- Sampang PSC (1)	17,678,077	15,445,803	-	-
- PNG PRL 9	609,442	624,261	-	-
- PNG PPL 190	3,447,833	1,767,591	-	-
- PNG PDL 3 (non unitized)	240,016	240,017	-	-
- PNG PPL 194 (2)	-	-	-	-
- PNG PRL 8	1,022,351	1,022,351	-	-
- Carnarvon Basin EP363	49,171	49,171	-	-
Net accumulated exploration and evaluation expenditure	23,046,890	19,149,194	-	-

(1) Expenditure incurred is net of insurance recoveries relating to wells in the Sampang PSC

(2) PPL 194 was cancelled during the year

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
16 PRODUCTION PROPERTIES				
Production interest 1 July 2002	10,355,897	11,980,972	-	-
Expenditure incurred during the year	511,783	1,318,592	-	-
Amortisation	(2,371,373)	(2,943,667)	-	-
Balance 30 June 2003	8,496,307	10,355,897	-	-
Net accumulated costs incurred on areas of interest				
- PNG PDL 3 (unitized)	8,496,307	10,355,897	-	-
17 PAYABLES AND ACCRUALS				
Current				
GST Payable	4,066	-	4,066	-
Trade Creditors	402,566	88,213	43,051	88,207
Directors and director related entities	35,936	53,166	35,936	53,166
Unearned Income	755,934	964,407	-	-
Employee entitlements	83,500	69,967	83,500	69,967
	1,282,002	1,175,753	166,553	211,340
Non Current				
Unearned Income	554,757	1,459,301	-	-
Employee entitlements	85,396	82,222	85,396	82,222
	640,153	1,541,523	85,396	82,222

The directors consider the carrying amount of payables reflect their fair values.

PROPERTY	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM²)	NET AREA (KM²)	PERMIT EXPIRY DATE
18 INTERESTS IN JOINT VENTURES					
Petroleum Exploration Properties					
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	10.000 option	322	32	11/08/2007
Papua New Guinea					
PRL 9	Barracuda Pty Ltd	14.894	596	89.1	17/12/2007
APPL 229	Barracuda Pty Ltd	14.894	768	114.4	pending
PPL 190	Barracuda Pty Ltd	10.947	1866	196.6	05/12/2006
PRL 8	Oil Search Ltd	10.72	512	54.9	17/12/2007
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15.000	2006	300.9	04/12/2027
Petroleum Production and Exploration Properties					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:				
Non Current Assets:				
Exploration and Evaluation Expenditure (Note 15)	23,046,890	19,149,194	-	-
Production Properties (Note 16)	8,496,307	10,355,897	-	-
Net Assets employed in the Joint Ventures	31,543,197	29,505,091	-	-

19 EVENTS SUBSEQUENT TO BALANCE DATE

A Gas Sales Agreement was signed by Cue Sampang Pty Ltd for the sale of all Oyong field gas to PI Indonesia Power at Grati. The Oyong field is located offshore in the Sampang PSC, East Java, Indonesia.

	CONSOLIDATED		PARENT	
	2003 $	2002 $	2003 $	2002 $
20 CAPITAL COMMITMENTS - EXPLORATION ACTIVITIES				
In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:				
Not later than one year	-	1,972,000	-	-
Later than one year but not later than 2 years	-	-	-	-
Later than 2 years but not later than 5 years	-	-	-	-
Later than 5 years	-	-	-	-
	-	1,972,000	-	-

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to Joint Venture projects.

21 FINANCIAL INSTRUMENTS

The Group is subject to a number of financial risks that arise as a result of its exploration and production and borrowing activities.

To manage and limit the effects of financial risks the board of directors has approved the use of various financial instruments. The policies approved and financial instruments being utilised at balance date are outlined below.

(a) Credit Risk

Financial assets that potentially subject the group and parent company to concentrations of credit risk consist principally of cash and receivables. The parent company and group's cash equivalents are placed with high credit quality financial institutions. Trade receivables are presented net of any allowance for estimated doubtful receivables. Accordingly the directors believe the group has no significant concentration of credit risk.

(b) Interest Rate Risk

Interest rate risk is confined to movements in interest rates for funds on deposit with financial institutions. Group borrowings are at rates of interest fixed for the periods of the respective borrowings.

(c) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States Dollars and Australian Dollars.

The board approved the policy of holding funds in both United States and Australian Dollars respectively to manage foreign exchange risk.

(d) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities which at this stage cannot be measured. No hedging arrangements have been made.

(e) Fair Values

The carrying amount of cash and bank overdraft balances reflect their fair values. Information on the fair values of all other financial instruments recognised in the financial statements is included in the relevant notes to the financial statements.

		CONSOLIDATED		PARENT	
	EFFECTIVE INTEREST RATE %	2003 $	2002 $	2003 $	2002 $
21 FINANCIAL INSTRUMENTS (cont')					
Financial Assets and Liabilities		**Current**	**Current**	**Current**	**Current**
Cash and bank balances	1.8	4,283,333	4,927,387	4,283,333	4,927,387
Accounts receivable	-	2,243,429	3,450,126	4,022	27,326
Investments	-	315,154	440,939	958,959	1,084,744
Advances to subsidiaries	-	-	-	29,660,798	29,772,006
Accounts payable	-	(1,922,155)	(2,717,276)	(251,949)	(293,562)
Advances from subsidiaries	-	-	-	(1,238,624)	(1,249,395)
		4,919,761	6,101,176	33,416,539	34,268,506

The fair value of recognised financial instruments equates to the net carrying amount shown above.

22 EARNINGS PER SHARE

	2003	2002
Basic earnings per share (cents per share)	0.21	1.17
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic earnings per share	333,943,755	333,850,920

Information Concerning the Classification of Securities

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share are not materially different from basic earnings per share and have not been disclosed. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 6(c).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

23 FINANCIAL REPORTING BY SEGMENTS

Geographic segments

2003	INDONESIA $	PNG $	NZ $	AUSTRALIA $	TOTAL $
Revenue					
Segment	-	7,535,709	-	97,513	7,633,222
Consolidated	-	7,535,709	-	97,513	7,633,222
Result					
Segment	-	2,655,337	-	(1,964,550)	690,787
Consolidated	-	2,655,337	-	(1,964,550)	690,787
Assets	18,232,714	15,532,247	91,508	4,562,050	38,418,519

2002	INDONESIA $	PNG $	NZ $	AUSTRALIA $	TOTAL $
Revenue					
Segment	1,026,350	8,255,174	3,417	3,238,598	12,523,539
Consolidated	1,026,350	8,255,174	3,417	3,238,598	12,523,539
Result					
Segment	1,026,350	3,238,625	3,417	(363,667)	3,904,725
Consolidated	1,026,350	3,238,625	3,417	(363,667)	3,904,725
Assets	15,894,218	17,019,755	89,440	5,379,997	38,383,410

23 FINANCIAL REPORTING BY SEGMENTS (cont')

Industry segments

2003	OIL AND GAS EXPLORATION AND PRODUCTION $	INVESTMENT $	TOTAL $
Revenue			
Segment	7,535,709	97,513	7,633,222
Consolidated	7,535,709	97,513	7,633,222
Result			
Segment	2,655,337	(1,964,550)	690,787
Consolidated	2,655,337	(1,964,550)	690,787
Assets	33,816,010	4,602,509	38,418,519

2002	OIL AND GAS EXPLORATION AND PRODUCTION $	INVESTMENT $	TOTAL $
Revenue			
Segment	12,336,762	186,777	12,523,539
Consolidated	12,336,762	186,777	12,523,539
Result			
Segment	4,410,615	(505,890)	3,904,725
Consolidated	4,410,615	(505,890)	3,904,725
Assets	32,998,368	5,385,042	38,383,410

The Surplus/(Loss) is that of the Group after income tax.

The Group operates predominantly in petroleum exploration, development and production.

24 CONTINGENT GAINS AND LOSSES

The following amount has not been recognised in the financial statements because of the uncertainty associated with their outcomes.

(a) Cash and bank balances includes an amount of $75,000 which is subject to a charge in support of an irrevocable guarantee in the amount of $75,000 given by the Company to the New Zealand Exchange.

25 RELATED PARTY INFORMATION

Related party transactions and balances

Members of the Board of Directors

The directors in office during the year were L. Musca, R. Tweedie, K. Hoolihan and E.G. Albers.

During the year Directors' fees for the parent company of $222,020 were paid (2002: $261,724) [Note 4]. Included in this amount are cash payments of $68,750 on behalf of two directors ($34,375 each), to Todd Petroleum Mining Company Limited, of which two directors are associated, and $30,250 to Leon Nominees of which one director is associated.

Directors' fees for the consolidated entity of $776,499 were paid (2002: $860,771) [Note 4]. Includes payments made to two directors of subsidiary entities, R. Coppin and A. Knox.

During the year the Group incurred expenditure for reimbursement of expenses and for services rendered by directors as follows; L. Musca reimbursement of expenses $875 (2002: $21,780), E.G. Albers reimbursement of expenses $511, R.Tweedie reimbursement of expenses $8,129, and K.Hoolihan reimbursement of expenses $6,584. The expenditure has been included in expenses and any amounts payable included in accounts payable to directors and director related entities shown in Note 17.

Director Related Entity Transactions

A convertible loan of A$200,000 (NZ$235,000) was repaid in full by Bambuu Ltd during the financial year.

There were no director related entity transactions during the year other than those disclosed.

Subsidiaries

Details of subsidiary companies are shown in Note 13. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Note 14. Provision has been made by the parent company for possible non-recovery of loans to subsidiaries of $24,394,470 (2002: $24,614,168).

Repayment of amounts owing to the Company at 30 June 2003 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $552,000 (2002: $582,400) and interest of $675,019 (2002: $1,113,178) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd.

We have audited the financial report on pages 18 to 41. The financial statements report provides information about the past financial performance and cash flows for the year ended 30 June 2003 of the Company and Group and their financial position as at that date. This information is stated in accordance with the accounting policies set out in Note 1.

Directors Responsibilities

The company's directors are responsible for the preparation and presentation of the financial statements which gives a true and fair view of the financial position of the Company and Group as at 30 June 2003 and their financial performance and cash flows for the year ended on that date.

Auditors' Responsibilities

We are responsible for expressing an independent opinion on the financial statement presented by the directors and report our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial report. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial statements, and
- whether the accounting policies are appropriate to the Company and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

We have no other relationship with or interests in the Company or any of its subsidiaries other than in our capacities as auditors under the Companies Act 1993, tax advisors and providers of other assurance services.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
- the financial statement on pages 18 to 41
  - comply with generally accepted accounting practice in New Zealand; and
  - gives a true and fair view of the financial position of the Company and Group as at 30 June 2003 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 26th September 2003 and our unqualified opinion is expressed as at that date.

PKF Chartered Accountants
A Victorian Partnership

Frank Spencer
Partner

	SOLE BENEFICIAL INTEREST		HELD BY ASSOCIATED PERSONS	
	QUOTED ORDINARY SHARES NO PAR VALUE 2003	QUOTED ORDINARY SHARES NO PAR VALUE 2002	QUOTED ORDINARY SHARES NO PAR VALUE 2003	QUOTED ORDINARY SHARES NO PAR VALUE 2002
Shareholdings of each director and associated parties of each director effective as at 30 June 2003 in ordinary shares of no par value.				
L Musca	-	-	-	-
Associated Parties:				
FH Nominees Pty Ltd	-	-	-	-
BB Nominees Pty Ltd	-	-	651,992	175,612
Leon Nominees Pty Ltd	-	-	149,087	149,087
Portfolio Securities Pty Ltd	-	-	10,737,130	10,737,130
RG Tweedie	**488,530**	**488,530**	-	-
Associated Parties:				
FH Nominees Pty Ltd	-	-	-	-
BB Nominees Pty Ltd	-	-	860,315	383,935
Todd Petroleum Mining Corporation Limited	-	-	18,150,000	18,150,000
Todd Tasman Oil Ltd	-	-	15,000,000	15,000,000
K Hoolihan	-	-	-	-
Associated Parties:				
BB Nominees Pty Ltd	-	-	860,316	383,935
Todd Petroleum Mining Company Limited	-	-	18,150,000	18,150,000
Todd Tasman Oil Ltd	-	-	15,000,000	15,000,000
EG Albers	**4,016,433**	**4,016,433**	-	-
Associated Parties:				
Ernest Geoffrey Albers & Pamela Joy Albers	-	-	655,214	655,214
BB Nominees Pty Ltd	-	-	1,631,194	678,434
Sacrosanct Pty Ltd	-	-	1,250,000	750,000
Browse Petroleum Pty Ltd	-	-	3,700,000	11,200,000
Octanex NL	-	-	36,380,140	31,160,140

Spread of Holdings of quoted shares of no par value in the Company as at 25th of September 2003.

1 - 1,000	129
1,001 - 5,000	451
5,001 - 10,000	663
10,001 - 100,000	1,454
Over 100,000	361

The number of shareholders holding less than a marketable parcel as at 25th of September 2003 is 162.

The names and holdings of substantial shareholders in the Company as at 25th of September 2003:

	QUOTED SHARES FULLY PAID
Octanex NL	25,220,000
Todd Petroleum Mining Company Limited	18,150,000

The registered names and holdings of the 20 largest holdings of quoted ordinary shares in the Company as at 25th of September 2003.

01.	Octanex NL	25,220,000
02.	Todd Petroleum Mining Company Limited	18,150,000
03.	Todd Tasman Oil Ltd	15,000,000
04.	Octanex NL (Operations Nominees A/C)	11,160,140
05.	HSBC Custody Nominees (Australia) Limited	10,157,316
06.	Portfolio Securities Pty Ltd	10,000,000
07.	Westpac Custodian Nominees Limited	8,896,761
08.	PNG Venture Fund Limited	8,471,191
09.	Persal & Co Investments Pty Ltd	5,700,000
10.	Royal Sunset Pty Ltd	4,856,140
11.	BB Nominees Pty Ltd	4,755,065
12.	Van Der Voorn Holdings Ltd	4,000,000
13.	Mr Ernest Geoffrey Albers	3,366,433
14.	Elcos Pty Ltd (Elcos Unit Fund Account)	3,000,000
15.	Elcos (QLD) Pty Ltd (The Elcos (QLD) Unit A/C)	2,500,000
16.	Bradley Resources Company	2,200,000
17.	Sir Daniel Leahy	2,173,913
18.	Mr Brian Lesleigh Williams & Mrs Valerie Ruby Dawn Williams (Williams Super Fund)	2,000,000
19.	Great Missenden Holdings Pty Ltd	1,750,000
20.	Browse Petroleum Pty Ltd	1,701,345

CORPORATE DIRECTORY

DIRECTORS

R. Tweedie LL.B - Chairman
L. Fusca LL.B
E. Hoolihan MSc (Hons)
R. Albers LL.B

CHIEF EXECUTIVE OFFICER

R. Coppin BSc (Hons)

SECRETARY

BDO Spicers
BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand
Telephone: 64 4 472 5850
Facsimile: 64 4 473 3582

REGISTERED OFFICE

NEW ZEALAND

BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand
Telephone: 64 4 472 5850
Facsimile: 64 4 473 3582

AUSTRALIA

25th Floor, 500 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: 61 3 9629 7577
Facsimile: 61 3 9629 7318
Email: mail@cuenrg.com.au

STOCK EXCHANGE LISTINGS

NEW ZEALAND

New Zealand Exchange (NZX)
Level 9, 2 Hunter Street
PO Box 2959
Wellington, New Zealand
NZX Code: CUEVA
Telephone: 64 4 472 7599
Facsimile: 64 4 473 1470

AUSTRALIA

Australian Stock Exchange (ASX)
Level 3, 530 Collins Street
Melbourne, Victoria 3000, Australia
ASX Code: CUE
Telephone: 61 3 9617 8611

PAPUA NEW GUINEA

Port Moresby Stock Exchange (POMSoX)
Level 4, Defens Haus
Cnr of Champion Parade & Hunter Street
PO Box 1531
Port Moresby, NCD
Papua New Guinea
POMSoX Code: CUE
Telephone: 675 320 1980
Facsimile: 675 320 1981

SOLICITORS

NEW ZEALAND

Bell Gully
IBM Centre
171 Featherston Street
Wellington, New Zealand

AUSTRALIA

Allens Arthur Robinson
Level 53, 530 Collins Street
Melbourne, Victoria 3000, Australia

AUDITORS

PKF
Level 11, CGU Tower
485 La Trobe Street
Melbourne, Victoria 3000, Australia

BANKERS

ANZ Banking Group
91 William Street
Melbourne, Victoria 3000, Australia

N M Rothschild & Sons
Level 16, No 1 O'Connell Street
Sydney, NSW 2000, Australia

OCBC Bank
Level 3, 565 Bourke Street
Melbourne, Victoria 3000, Australia

SHARE REGISTRY

NEW ZEALAND

Computershare Registry Services Ltd
Private Bag 92119
Auckland 1030, New Zealand
Telephone: 64 9 522 0022
Facsimile: 64 9 522 0058

AUSTRALIA

Computershare Registry Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria 3000, Australia
Telephone: 61 3 9611 5711
Facsimile: 61 3 9611 5710

PAPUA NEW GUINEA

Deloitte Touche Tohmatsu
Level 12, Deloitte Tower
Douglas Street
PO Box 1275
Port Moresby, NCD
Papua New Guinea
Telephone: 675 321 1888
Facsimile: 675 321 1986

WN/037908
ABN 45 066 383 971

Level 25, 500 Collins Street
Melbourne, Victoria
Australia 3000

Telephone: +61 3 9629 7577
Facsimile: +61 3 9629 7318
Web Site: www.cuenrg.com.au
E-mail: mail@cuenrg.com.au